cbdMD, Inc.

8845 Red Oak Boulevard

Charlotte, North Carolina 28217

Writer’s Direct Line (919) 641-8759

'CORRESP'

March 27, 2023

Office of Life Sciences

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street N.E.

Washington, DC 20549

Attention:	Benjamin Richie
Division of Corporation Finance
Office of Industrial Applications and Services

Re:	cbdMD, Inc. (the "Company")

Registration Statement on Form S-1

Filed March 13, 2023

File No. 333-270502

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), the Company hereby requests that the effective date of the above-referenced registration statement (the “Registration Statement”) be accelerated to Wednesday, March 29, 2023, at 5:00 p.m., Eastern time, or as soon thereafter as practicable. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Securities Act.

Once the Registration Statement is effective, please orally confirm the event with our counsel Nason, Yeager, Gerson, Harris & Fumero, P.A. by calling Brian Pearlman, Esq. at (954) 880-9484.

Thank you.

Sincerely, /s/ T. Ronan Kennedy T. Ronan Kennedy Interim Chief Executive Officer and Chief Financial Officer

cc:	Brian Pearlman, Esq., Nason Yeager Gerson Harris & Fumero, P.A.

Brian Bernstein, Esq., Nason Yeager Gerson Harris & Fumero, P.A.